Exhibit 99.1

PNI Digital Media Expands Relationship with Black’s
 to Provide New Online Photo Site

VANCOUVER, BC – April 23rd, 2014 - PNI Digital Media (TSX: PN)(OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced it has expanded its relationship with Black’s to provide an all-new online photo site at www.blacks.ca. With Black’s new photo site, consumers can easily create and order photo prints and creative photo gifts, with many orders available for pick up in as little as an hour at any Black’s location across Canada.

“Having supported Black’s in-store photo kiosks for the past five years, winning their online business is a natural progression for us,” said Kyle Hall, Chief Executive Officer of PNI. “Our investment in creating a best-in-class user experience with mobile ordering, adaptive design, and direct integrations with popular cloud and social media services has made our Platform the market leader for enabling proven print-from-anywhere solutions for retailers. Our updated Platform continues to prove its value as we find new opportunities to improve the online presence for partners such as Black’s and drive further transactions across our Platform.”

The initial three year contract will connect more than one hundred Blacks’ stores to the PNI Platform, growing North America’s broadest print network. With over 30,000 retail locations receiving print-in-store orders, the PNI Platform has become the solution of choice for any social network, cloud service leader or content provider wanting to create transactions by connecting their communities to North America’s leading retail locations.

About Black's - Black’s is a wholly owned subsidiary of TELUS is a leader in retail innovation. Established in the 1930's, Black's is Canada's premier destination for imaging and digital products and services. Black's has a network of 113 stores across Canada, a large base of loyal customers, and one of the top retail brands in the country. Over its proud 79 year history, Black's has earned a reputation for premium printing services and for being a top destination for purchasing: digital camera equipment, services, supplies and accessories; media; frames and albums; and Memorables - Personalized PhotoGifts. For more information about Black's, please visit www.blackphoto.com.

About PNI Digital Media - PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Investor Relations:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x229
ir@pnimedia.com
www.pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release.  PNI Digital Media relies upon litigation protection for "forward-looking" statements.

PNI Digital Media is a licensed trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.